Delisting Determination,The Nasdaq Stock Market, LLC,
June 18, 2008, M-Wave, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of M-Wave, Inc. (the
Company), effective at the opening of the trading session on June 30, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(2). The Company was notified of the Staffs determination on November 15, 2007. Based on a review of the information provided by the Company, Nasdaq
Staff also determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4350(e) and 4350 (g). The Company was notified of the Staffs determinations on January 7, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(3).
The Company was notified of the Panels
decision on April 1, 2008 and trading in the Companys securities was suspended on April 3, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on May 16, 2008.